UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

TUPPERWARE BRANDS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-11657	36-4062333
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

14901 South Orange Blossom Trail, Orlando, Florida		32837
(Address of Principal Executive Offices)		(Zip Code)

Karen M. Sheehan
Executive Vice President, Chief Legal Officer & Secretary
(407) 847-1917
(name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒		Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Tupperware Brands Corporation (the “Company”) evaluated its 2018 product offerings and determined that “conflict minerals” (as defined in applicable Securities and Exchange Commission (“SEC”) rules) were necessary to the functionality or production of certain products that the Company manufactured or contracted to have manufactured. The Company determined that: (i) tin (or a derivative thereof) was contained in its Tupperchef Pro Handy Food Processor, in certain pigments and in certain beauty products; (ii) tin and gold were contained in its Digital Easy Scale and Digital Kitchen Scale; (iii) tin and tungsten were contained in its Alkaline Water Ionizer; and (iv) tin, tungsten, gold and tantalum were contained in its TW-100 Water Ionizer, TW Dehumidifier, Far-Infrared Cooktop Premium, Portable Far-Infrared Cooktop, Premium Hybrid Cooktop, and Induction Cooking Plate. Based on the results of the Company’s good faith reasonable country of origin inquiry and due diligence efforts (including sending to the suppliers of the aforementioned products or components of products the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative (“RMI”) and comparing the smelter information provided by the suppliers against the list of smelter facilities considered to be conformant with the RMI’s Responsible Minerals Assurance Process (“RMAP”) assessment protocols, or obtaining written statements from such suppliers regarding the presence and country of origin of conflict minerals in the products or product components supplied), the Company has been able to determine that the conflict minerals necessary to the functionality or production of the Digital Easy Scale, Digital Kitchen Scale, Tupperchef Pro Handy Food Processor, Alkaline Water Ionizer, Far-Infrared Cooktop Premium, Portable Far-Infrared Cooktop, Premium Hybrid Cooktop, TW Dehumidifier, pigments and beauty products, were not sourced from the Democratic Republic of the Congo (“DRC”) or its adjoining countries (collectively, “Covered Countries”).

The supplier of the Induction Cooking Plate listed a smelter in Rwanda (a Covered Country) that is not on the RMAP’s conformant smelters list as a source of some of its tin. The supplier of the TW-100 Water Ionizer listed forty-four smelters in Covered Countries as sources of some of its tin, gold, tantalum and tungsten, four of which are located in the DRC and are not on the RMAP’s conformant smelters list (i.e., 2 smelters of tantalum and 2 smelters of tungsten). It is unknown whether any of these conflict minerals from the smelter in Rwanda and the four smelters in the DRC are contained in these two products. After conducting additional required due diligence, the Company has not been able to identify with reasonable certainty the countries of origin and chain of custody of all of the tin necessary to the functionality or production of the Induction Cooking Plate, or all of the tantalum or tungsten necessary to the functionality or production of the TW-100 Water Ionizer. Accordingly, with respect to the Induction Cooking Plate and the TW-100 Water Ionizer, the Company has filed a Conflict Minerals Report with the SEC, a copy of which is provided as Exhibit 1.01 to this Form SD. Such Conflict Minerals Report is also publicly available in the SEC Filings section of the Company’s website at http://ir.tupperwarebrands.com/financial-information/sec-filings. Information on the Company’s website shall not be deemed incorporated into, or to be a part of, this report.

Item 1.02 Exhibit

As an exhibit to this Form SD, the Company has filed the Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Tupperware Brands Corporation
(Registrant)

Date: May 29, 2019	By:	/s/ Karen M. Sheehan
Karen M. Sheehan
Executive Vice President, Chief Legal Officer & Secretary